August 31, 2010

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 First St. NE
Washington, D.C.  20549

Re:	Comment Letter Dated August 19, 2010
MTS Systems Corporation (the “Company”)
Form 10-K for the fiscal year ended October 3, 2009
Filed December 2, 2009
File No. 000-02382

Dear Mr. Mancuso:

As requested, the Company hereby responds to the above-referenced Comment Letter dated August 19, 2010.

Item 11. Executive Compensation, page 40

1.
We note from your disclosure under “Analysis of Data” that you have incorporated by reference from page 15 of your proxy statement that you target each component of total compensation for your named executive officers at or around the 50th percentile. Given that you target these elements of your compensation packages, in future filings, please include an anlaysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

In future filings, the Company will expand its discussion and analysis  regarding compensation payments made to its named executive officers relative to the targeted range for each named executive officer, including, if applicable, why officers are compensated at levels materially different from the targets.

2.
We note from your disclosure under “Base Salary” that you have incorporated by reference from page 16 of your proxy statement that the Compensation Committee assesses the individual executive’s level of performance in setting the base salary levels of the named executive officers. In future filings, please describe the specific items of individual performance that are taken into account in setting base salary and how base salary is structured and implemented to reflect each named executive officer’s individual performance. Please see Item 402(b)(2)(vii) of Regulation S-K.

In future filings, the Company will expand its discussion and analysis regarding the assessment process used for identifying individual performance and the relationship of individual performance to base salary decisions for each named executive officer.

3.
We refer to your disclosure under “Short-Term Incentives” that you have incorporated by reference from page 16 of your proxy statement. It is unclear from your current disclosure how the corporate goals were used to determine the amounts of the bonuses awarded to the named executive officers. For example, we note that, other than for the EPS performance goal, you have not disclosed the percentages of the short-term incentive payments that were assigned to each of the other corporate goals listed in your table. In future filings, please clarify how the corporate goals are used to determine the amounts of the bonuses awarded to each named executive officer.

In future filings the Company will more clearly define how the corporate goals are weighted to determine the amount of bonuses awarded to each named executive officer.

4.
We refer to your disclosure under “Long-Term Incentives” that you have incorporated by reference from page 17 of your proxy statement. We note minimal discussion and analysis as to how the actual amount of stock option grants and restricted stock unit awards were determined for each named executive officer and how your compensation committee chooses between each of these forms of compensation. In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock option grant and restricted stock unit award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(v) and (b)(2)(iii) of Item 402 Regulation S-K. For example, please discuss and analyze how the compensation committee determined the allocation between stock option grants and restricted stock unit awards and the actual number of shares underlying those awards made to each of your named executive officers, and how and why those awards varied among the named executive officers.

In future filings, the Company will expand the discussion and analysis regarding how the compensation committee determined the allocation between stock option grants and restricted stock unit awards referenced in the Outstanding Equity Awards table for each named executive officer and, if applicable, discuss why those awards varied among the named executive officers.

The Company hereby acknowledges that its management is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Michael J. Hoff, Director of Legal Services, at (952) 937-4427, or me at (952) 937-4005.

Sincerely,

Susan E. Knight
Vice President and Chief Financial Officer